**Egan-Jones Ratings Company**

2021 Form NRSRO Annual Certification

Exhibit 1 Credit Ratings Performance Statistics

Attached please find the Rating Transition and Default Rates listed as follows:

- Financial Institutions, Brokers, or Dealers - 1-year, 3-year and 10-year Transition and Default Rates
- Insurance Companies - 1-year, 3-year and 10-year Transition and Default Rates
- Corporate Issuers - 1-year, 3-year and 10-year Transition and Default Rates

# Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2019-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 1 | 100.0% | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 1 | | 100.0% | | | | | | | | | | | | | | | | | | | | | | |
| AA | 3 | | | | 33.3% | | | | | | | | | | | | | | | | | | | | 66.7% |
| AA- | 13 | | | | 46.1% | | 30.8% | 7.7% | | | | | | | | | | | | | | | | | 15.4% |
| A+ | 52 | | | | | 38.5% | 34.6% | 7.7% | 5.8% | | 3.8% | | | | | | | | | | | | | | 9.6% |
| A | 128 | | | | | 2.3% | 46.1% | 21.1% | 14.8% | 4.7% | 0.8% | | | | | | | | | | | | | | 10.2% |
| A- | 145 | | | | | | 2.1% | 50.3% | 30.3% | 9.0% | 1.4% | | | | | | | | | | | | | | 6.9% |
| BBB+ | 76 | | | | | | | 5.3% | 57.9% | 18.4% | 6.6% | | 1.3% | | | | | | | | | | | | 10.5% |
| BBB | 36 | | | | | | | | 5.6% | 52.7% | 25.0% | | | | | | | | | | | | | | 16.7% |
| BBB- | 15 | | | | | | | | | 13.3% | 60.0% | 6.7% | 13.3% | | | | | | | | | | | | 6.7% |
| BB+ | 3 | | | | | | | | | | | | 66.7% | | | | | | | | | | | | 33.3% |
| BB | 1 | | | | | | | | | | | | | | 100.0% | | | | | | | | | | |
| BB- | 1 | | | | | | | | | | | | | | 100.0% | | | | | | | | | | |
| B+ | 2 | | | | | | | | | | | | | | 100.0% | | | | | | | | | | |
| B | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| B- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC | 1 | | | | | | | | | | | | | | | | | | 100.0% | | | | | | |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| C | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 478 | | | | | | | | | | | | | | | | | | | | | | | | |

# Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2017-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 1 | 100.0% | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA | 1 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| AA- | 10 | | | | 20.0% | | 50.0% | | 30.0% | | | | | | | | | | | | | | | | |
| A+ | 43 | | | | 2.3% | 16.3% | 37.2% | 11.6% | 9.3% | 2.3% | 4.7% | | | | | | | | | | | | | | 16.3% |
| A | 97 | | | | | 3.1% | 30.9% | 25.8% | 19.6% | 5.2% | 1.0% | | | | | | | | | | | | | 1.0% | 13.4% |
| A- | 123 | | | | | | 2.4% | 37.5% | 31.7% | 12.2% | 1.6% | | | | | | | | | | | | | | 14.6% |
| BBB+ | 55 | | | | | | | 12.7% | 34.6% | 20.0% | 10.9% | | 1.8% | | | | | | | | | | | | 20.0% |
| BBB | 25 | | | | | | | 4.0% | 20.0% | 32.0% | 28.0% | 4.0% | | | | | | | | | | | | | 12.0% |
| BBB- | 12 | | | | | | | | 8.3% | 16.7% | 25.0% | 8.3% | 25.0% | | | | | | | | | | | | 16.7% |
| BB+ | 3 | | | | | | | | | | | | 33.3% | | | | | | | | | | | | 66.7% |
| BB | 2 | | | | | | | | 50.0% | | | | | | 50.0% | | | | | | | | | | |
| BB- | 2 | | | | | | | | | | | | | | | | | 50.0% | | | | | | 50.0% | |
| B+ | 2 | | | | | | | | | 50.0% | | | | | 50.0% | | | | | | | | | | |
| B | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| B- | 1 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| CCC+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC | 1 | | | | | | | | | | | | | | | | | | 100.0% | | | | | | |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| C | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 378 | | | | | | | | | | | | | | | | | | | | | | | | |

# Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2010-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA | 4 | | | | | | 50.0% | | 50.0% | | | | | | | | | | | | | | | | |
| AA- | 5 | | | | | | 20.0% | 20.0% | 20.0% | 40.0% | | | | | | | | | | | | | | | |
| A+ | 9 | | | | 11.1% | | 22.2% | 22.2% | 33.4% | | 11.1% | | | | | | | | | | | | | | |
| A | 8 | | | | | 25.0% | | 37.5% | | 12.5% | 12.5% | | | | | | | | | | | | | | 12.5% |
| A- | 6 | | | | | | 16.7% | | 33.3% | 16.7% | | | | | | | | | | | | | | | 33.3% |
| BBB+ | 8 | | | | | | | 12.5% | 37.5% | 12.5% | | | | | | | | | | | | | | | 37.5% |
| BBB | 9 | | | | | | | | 44.5% | 22.2% | 11.1% | | | | | | | | | | | | | | 22.2% |
| BBB- | 9 | | | | | | | | 22.2% | 22.2% | | | | | | | | | | | | | | | 55.6% |
| BB+ | 4 | | | | | | | | | | 25.0% | | | | | | | | | | | | | | 75.0% |
| BB | 4 | | | | | | | | | | 25.0% | | 25.0% | | | | | | | | | | | | 50.0% |
| BB- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| B+ | 2 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| B | 1 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| B- | 5 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| CCC+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC | 1 | | | | | | | | | | | | | | | | | | | | | | 100.0% | | |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| C | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 75 | | | | | | | | | | | | | | | | | | | | | | | | |

# Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2019-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA- | 1 | | | | | 100.0% | | | | | | | | | | | | | | | | | | | |
| A+ | 5 | | | | | 40.0% | 20.0% | 40.0% | | | | | | | | | | | | | | | | | |
| A | 15 | | | | | 6.7% | 53.2% | 26.7% | 6.7% | | 6.7% | | | | | | | | | | | | | | |
| A- | 9 | | | | | | | 44.5% | 22.2% | 22.2% | | 11.1% | | | | | | | | | | | | | |
| BBB+ | 13 | | | | | | | | 38.5% | 53.8% | | 7.7% | | | | | | | | | | | | | |
| BBB | 14 | | | | | | | | 7.1% | 35.9% | 21.4% | 7.1% | 7.1% | | | | | | | | | | | | 21.4% |
| BBB- | 7 | | | | | | | 14.3% | | 14.3% | 42.8% | 14.3% | | | | | | | | | | | | | 14.3% |
| BB+ | 3 | | | | | | | | | | 33.4% | 33.3% | 33.3% | | | | | | | | | | | | |
| BB | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| BB- | 2 | | | | | | | | | | | | | 50.0% | | 50.0% | | | | | | | | | |
| B+ | 2 | | | | | | | | | | | | | | 100.0% | | | | | | | | | | |
| B | 2 | | | | | | | | | | | | | | | 50.0% | | | 50.0% | | | | | | |
| B- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC | 1 | | | | | | | | | | | | | | | | | | | 100.0% | | | | | |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| C | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 74 | | | | | | | | | | | | | | | | | | | | | | | | |

# Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2017-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA- | 3 | | | | | 66.7% | | 33.3% | | | | | | | | | | | | | | | | | |
| A+ | 5 | | | | | 20.0% | 40.0% | 40.0% | | | | | | | | | | | | | | | | | |
| A | 15 | | | | | | 39.9% | 26.7% | 6.7% | 13.3% | 6.7% | | | | | | | | | | | | | | 6.7% |
| A- | 11 | | | | | 9.1% | | 27.3% | 18.2% | 36.3% | | | | | | | | | | | | | | | 9.1% |
| BBB+ | 13 | | | | | | 7.7% | | 30.7% | 15.4% | 15.4% | 7.7% | | | | | | | | | | | | | 23.1% |
| BBB | 15 | | | | | | | 6.7% | | 26.7% | 13.3% | 6.7% | 6.7% | | | | | | | 6.7% | | | | | 33.2% |
| BBB- | 6 | | | | | | | | 16.7% | | 16.7% | 33.3% | | | | | | | | | | | | | 33.3% |
| BB+ | 5 | | | | | | | | | 20.0% | 20.0% | 20.0% | 20.0% | | | | | | | | | | | | 20.0% |
| BB | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| BB- | 2 | | | | | | | | | | | | | | | 50.0% | | | 50.0% | | | | | | |
| B+ | 1 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| B | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| B- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| C | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 76 | | | | | | | | | | | | | | | | | | | | | | | | |

# Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2010-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| AA- | 1 | | | | | 100.0% | | | | | | | | | | | | | | | | | | | |
| A+ | 4 | | | | | | | 25.0% | | | 25.0% | | 25.0% | | | | | | | | | | | | 25.0% |
| A | 7 | | | | | 14.3% | 14.3% | 42.8% | | | | | | | | | | | | | | | | | 28.6% |
| A- | 8 | | | | | | 12.5% | 12.5% | 12.5% | 12.5% | 12.5% | | | | | | | | | | | | | | 37.5% |
| BBB+ | 6 | | | | | | | 16.7% | 16.7% | 33.3% | | | | | | | | | | | | | | | 33.3% |
| BBB | 7 | | | | | | | | 14.3% | 42.8% | 14.3% | | | | | 14.3% | | | | | | | | | 14.3% |
| BBB- | 5 | | | | | | | | | 60.0% | | 20.0% | | | | | | | | | | | | | 20.0% |
| BB+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| BB | 2 | | | | | | | | 50.0% | | | | | | | | | | | | | | | | 50.0% |
| BB- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| B+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| B | 1 | | | | | | | | | | 100.0% | | | | | | | | | | | | | | |
| B- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC+ | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CCC | 1 | | | | | | | | | | | | | | | | | | 100.0% | | | | | | |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 1 | | | | | | | | | | | | | | | | | | | | | | | | 100.0% |
| C | 2 | | | | | | | | | | | 50.0% | | | | | | | | | | | | | 50.0% |
| Total | 45 | | | | | | | | | | | | | | | | | | | | | | | | |

# Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2019-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 3 | 100.0% | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 17 | 5.9% | 64.6% | 11.8% | | | 11.8% | | | | | | | | | | | | | | | | | | 5.9% |
| AA | 53 | | | 52.8% | 15.1% | 9.4% | | 9.4% | 5.7% | 1.9% | | 1.9% | | | | | | | | | | | | | 3.8% |
| AA- | 64 | | | 1.6% | 42.1% | 21.9% | 12.5% | 10.9% | 3.1% | 1.6% | | 1.6% | 1.6% | | | | | | | | | | | | 3.1% |
| A+ | 141 | | | | 1.4% | 46.8% | 19.9% | 9.9% | 6.4% | 7.1% | 2.1% | 0.7% | 1.4% | | | | | | | | | | | | 4.3% |
| A | 172 | | | | | 1.2% | 31.9% | 22.7% | 13.4% | 11.6% | 6.4% | 2.3% | 2.9% | 0.6% | 1.2% | | | | | | | | | | 5.8% |
| A- | 181 | | | | | 0.6% | 1.7% | 33.0% | 25.4% | 16.0% | 9.9% | 2.2% | 3.3% | 0.6% | 1.7% | | | | | | | | | 0.6% | 5.0% |
| BBB+ | 193 | | | | | | | 3.1% | 28.0% | 28.4% | 13.0% | 9.3% | 7.3% | 4.7% | 2.6% | 1.0% | 0.5% | | | | | | | | 2.1% |
| BBB | 233 | | | | | | | 1.7% | 3.0% | 31.7% | 23.6% | 15.5% | 5.2% | 5.2% | 2.1% | 2.6% | 1.7% | 0.4% | 0.4% | | | | | | 6.9% |
| BBB- | 186 | | | | | | | | 1.1% | 2.7% | 32.2% | 26.9% | 10.8% | 6.5% | 5.9% | 4.3% | 1.6% | 0.5% | 0.5% | | | | | | 7.0% |
| BB+ | 150 | | | | | | | | 1.3% | 1.3% | 6.7% | 28.5% | 16.7% | 12.0% | 6.7% | 6.7% | 6.0% | 3.3% | 0.7% | 0.7% | 0.7% | 0.7% | 0.7% | | 7.3% |
| BB | 199 | | | | | | | | | | 2.5% | 2.5% | 35.2% | 21.6% | 10.1% | 5.0% | 2.5% | 1.0% | 2.5% | 0.5% | 0.5% | 0.5% | 1.0% | | 14.6% |
| BB- | 280 | | | | | | | | | | | 0.7% | 4.6% | 47.2% | 23.9% | 3.9% | 5.0% | 1.8% | 1.1% | 1.1% | 0.7% | | 0.4% | | 9.6% |
| B+ | 234 | | | | | | | | | 0.4% | | | 1.3% | 1.7% | 48.7% | 17.1% | 8.5% | 5.6% | 1.7% | 1.3% | 2.1% | | 0.9% | 0.4% | 10.3% |
| B | 128 | | | | | | | | | | | 1.6% | | | 8.6% | 47.7% | 11.7% | 7.0% | 3.1% | 0.8% | 1.6% | 2.3% | 3.1% | | 12.5% |
| B- | 64 | | | | | | | | | | | | | | 1.6% | 7.8% | 42.0% | 12.5% | 9.4% | 1.6% | 4.7% | 1.6% | 7.8% | 1.6% | 9.4% |
| CCC+ | 37 | | | | | | | | | | | | | | | | 10.8% | 27.1% | 18.9% | 10.8% | 16.2% | 2.7% | 5.4% | | 8.1% |
| CCC | 24 | | | | | | | | | | | | | | 4.2% | | | 4.2% | 29.1% | 12.5% | 12.5% | 8.3% | 16.7% | | 12.5% |
| CCC- | 9 | | | | | | | | | | | | | | | 11.1% | | 11.1% | 11.1% | 44.5% | | | 22.2% | | |
| CC | 11 | | | | | | | | | | | | | | | | 9.1% | | | | 45.4% | 9.1% | 18.2% | | 18.2% |
| C | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 2379 | | | | | | | | | | | | | | | | | | | | | | | | |

# Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2017-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 3 | 100.0% | | | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 18 | | 27.6% | 27.8% | 11.1% | | 11.1% | 5.6% | 5.6% | 5.6% | | | | | | | | | | | | | | | 5.6% |
| AA | 54 | | | 25.7% | 13.0% | 9.3% | 13.0% | 11.1% | 5.6% | 3.7% | 1.9% | 1.9% | | | | | | | | | | | | | 14.8% |
| AA- | 74 | | | | 22.6% | 17.6% | 17.6% | 12.2% | 6.8% | 4.1% | 1.4% | 1.4% | 2.7% | 1.4% | | | | | | | | | | 1.4% | 10.8% |
| A+ | 113 | | | | 1.8% | 12.4% | 20.3% | 15.0% | 13.3% | 9.7% | 8.8% | 2.7% | 2.7% | | 0.9% | | | | | | | | | | 12.4% |
| A | 153 | | | | | 2.0% | 11.8% | 16.3% | 14.4% | 15.7% | 9.2% | 3.3% | 3.9% | 1.3% | 2.0% | 0.7% | | | | | | | | 0.7% | 18.7% |
| A- | 161 | | | | | | 1.9% | 13.7% | 19.9% | 19.3% | 9.3% | 6.8% | 6.2% | 2.5% | 3.1% | | 1.2% | 0.6% | 1.2% | | | | | 0.6% | 13.7% |
| BBB+ | 197 | | | | | | 0.5% | 5.1% | 18.8% | 21.8% | 12.2% | 8.6% | 6.6% | 3.0% | 3.6% | 3.6% | 2.0% | 0.5% | 0.5% | 0.5% | | | | | 12.7% |
| BBB | 231 | | | | | 0.4% | | 2.6% | 7.4% | 17.3% | 22.1% | 15.6% | 8.2% | 4.3% | 2.2% | 3.0% | 0.9% | 0.4% | | | 0.4% | | | | 15.2% |
| BBB- | 184 | | | | | | | | 1.1% | 7.1% | 16.3% | 20.1% | 4.9% | 11.4% | 4.9% | 1.6% | 2.7% | 2.7% | | | 0.5% | 0.5% | 1.1% | 0.5% | 24.6% |
| BB+ | 156 | | | | | | | 0.6% | 0.6% | 1.9% | 5.8% | 10.3% | 10.3% | 10.9% | 8.3% | 6.4% | 5.8% | 3.8% | 2.6% | 3.2% | 1.3% | 0.6% | 0.6% | 1.3% | 25.7% |
| BB | 186 | | | | | | | 0.5% | | 0.5% | 4.8% | 2.7% | 12.4% | 15.6% | 14.5% | 4.8% | 3.8% | 1.6% | 2.7% | 1.1% | 0.5% | 0.5% | 1.1% | 5.4% | 27.5% |
| BB- | 193 | | | | | | | 0.5% | 0.5% | | 0.5% | 1.6% | 4.1% | 14.0% | 15.0% | 9.3% | 7.8% | 2.1% | 1.6% | 0.5% | 0.5% | 1.0% | | 2.1% | 38.9% |
| B+ | 136 | | | | | | | | | | | 0.7% | 1.5% | 0.7% | 11.0% | 14.0% | 2.9% | 5.1% | 4.4% | 5.1% | 1.5% | 0.7% | 4.4% | 1.5% | 46.5% |
| B | 84 | | | | | | | | | | | 1.2% | | | 3.6% | 11.9% | 10.7% | 8.3% | 6.0% | 1.2% | 8.3% | 1.2% | 2.4% | 7.1% | 38.1% |
| B- | 62 | | | | | | | 1.6% | | 1.6% | 1.6% | 1.6% | 3.2% | 1.6% | 3.2% | 3.2% | 21.0% | 8.1% | 6.5% | 3.2% | 6.5% | 3.2% | 6.5% | 1.6% | 25.8% |
| CCC+ | 17 | | | | | | | | | | | 5.9% | | | | 5.9% | 11.8% | 17.6% | 11.8% | 5.9% | 17.6% | | 17.6% | | 5.9% |
| CCC | 16 | | | | | | | | | | | | | | | 6.3% | | 6.3% | 31.0% | | 6.3% | 6.3% | 12.5% | | 31.3% |
| CCC- | 5 | | | | | | | | | | | | | | | | | 20.0% | | | | | 60.0% | | 20.0% |
| CC | 7 | | | | | | | | | | | | | | | | | | 14.3% | | 28.6% | | 42.8% | | 14.3% |
| C | 3 | | | | | | | | | | | | | | | | | | | | | 33.4% | 33.3% | | 33.3% |
| Total | 2053 | | | | | | | | | | | | | | | | | | | | | | | | |

# Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes during 12/31/2010-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | AAA | AA+ | AA | AA- | A+ | A | A- | BBB+ | BBB | BBB- | BB+ | BB | BB- | B+ | B | B- | CCC+ | CCC | CCC- | CC | C | Default | Paid off | Withdrawn (Other) |
| AAA | 1 | | | 100.0% | | | | | | | | | | | | | | | | | | | | | |
| AA+ | 7 | | | 14.3% | 28.5% | | 14.3% | 14.3% | 14.3% | | | | | | | | | | | | | | | | 14.3% |
| AA | 7 | | | 14.3% | | | 28.6% | 42.8% | | 14.3% | | | | | | | | | | | | | | | |
| AA- | 19 | | | | | 15.8% | 20.9% | 5.3% | 10.5% | 10.5% | 15.8% | 5.3% | 5.3% | 5.3% | | | | | | | | | | | 5.3% |
| A+ | 50 | | | | 2.0% | 2.0% | 14.0% | 16.0% | 12.0% | 10.0% | 8.0% | 2.0% | 6.0% | 4.0% | 2.0% | | | | | | | | | | 22.0% |
| A | 48 | | | | | | 2.1% | 10.4% | 20.7% | 12.5% | 10.4% | 4.2% | | 4.2% | 2.1% | 4.2% | 2.1% | | 2.1% | | | 2.1% | 2.1% | | 20.8% |
| A- | 84 | | | | | | 1.2% | 10.7% | 11.9% | 11.9% | 13.1% | 7.1% | 2.4% | | 3.6% | 1.2% | 4.8% | 3.6% | | 1.2% | | | 1.2% | | 26.1% |
| BBB+ | 104 | | | | | | 1.0% | 4.8% | 8.7% | 17.3% | 18.3% | 5.8% | 3.8% | 2.9% | 1.0% | 1.9% | 3.8% | | | | 1.0% | | | | 29.7% |
| BBB | 82 | | | | | 1.2% | | 4.9% | 13.4% | 7.3% | 9.8% | 11.0% | 9.8% | 8.5% | 3.7% | 4.9% | 2.4% | | | 1.2% | | | 1.2% | | 20.7% |
| BBB- | 81 | | | | | | | 2.5% | 7.4% | 8.6% | 12.3% | 12.3% | 6.2% | 6.2% | 3.7% | 2.5% | | 2.5% | | 2.5% | | 1.2% | 2.5% | | 29.6% |
| BB+ | 74 | | | | | 1.4% | | | 1.4% | 6.8% | 8.1% | 8.1% | 6.8% | 10.8% | 6.8% | 1.4% | 2.7% | 4.1% | 1.4% | | | | 6.8% | | 33.4% |
| BB | 64 | | | | | | | 1.6% | 6.3% | 6.3% | 4.7% | 12.5% | 7.8% | 6.3% | 3.1% | 4.7% | 4.7% | 1.6% | | 3.1% | 1.6% | | 6.3% | | 29.4% |
| BB- | 54 | | | | | | | | 1.9% | 1.9% | | 1.9% | 5.6% | 9.3% | 3.7% | 7.4% | 5.6% | 5.6% | 5.6% | 1.9% | 1.9% | | 9.3% | | 38.4% |
| B+ | 58 | | | | | | | | | 1.7% | 1.7% | 1.7% | 6.9% | 5.2% | 3.4% | | 5.2% | 6.9% | 3.4% | | 3.4% | | 6.9% | | 53.6% |
| B | 47 | | | | | | | | 4.3% | | 4.3% | | | 6.4% | | 4.3% | 6.4% | 2.1% | 6.4% | | | 2.1% | 6.4% | | 57.3% |
| B- | 17 | | | | | | | | | | | | | 5.9% | | 5.9% | 11.8% | | | | | | 11.8% | | 64.6% |
| CCC+ | 5 | | | | | | | | | | | 20.0% | | | | | | | | | | 20.0% | | | 60.0% |
| CCC | 12 | | | | | | | | | 8.3% | | | 8.3% | 8.3% | 8.3% | | | | 8.3% | 8.3% | | | | | 50.2% |
| CCC- | 0 | | | | | | | | | | | | | | | | | | | | | | | | |
| CC | 12 | | | | | | | 8.3% | | | | | | | | | | 16.7% | | | | | | | 75.0% |
| C | 4 | | | | | | | | | | | | | | 25.0% | | | | | | | 25.0% | | | 50.0% |
| Total | 830 | | | | | | | | | | | | | | | | | | | | | | | | |

## Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | Other Outcomes during 12/31/2019-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | A1+ | A1 | A2 | A3 | B | C | Default | Paid off | Withdrawn (Other) |
| A1+ | 136 | 55.2% | 28.7% | 0.7% | | | | | | 15.4% |
| A1 | 327 | 2.8% | 84.6% | 4.3% | 0.3% | | | | | 8.0% |
| A2 | 7 | | 42.8% | 28.6% | 14.3% | | | | | 14.3% |
| A3 | 5 | | | | 80.0% | 20.0% | | | | |
| B | 1 | | | | | 100.0% | | | | |
| C | 1 | | | | | | 100.0% | | | |
| Total | 477 | | | | | | | | | |

## Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | Other Outcomes during 12/31/2017-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | A1+ | A1 | A2 | A3 | B | C | Default | Paid off | Withdrawn (Other) |
| A1+ | 81 | 30.9% | 55.6% | 1.2% | | | | | | 12.3% |
| A1 | 258 | 4.3% | 75.2% | 5.8% | 0.4% | | | | | 14.3% |
| A2 | 10 | | 40.0% | 20.0% | 20.0% | | | | | 20.0% |
| A3 | 5 | | 40.0% | | 20.0% | 20.0% | | | | 20.0% |
| B | 3 | | | | | 33.4% | 33.3% | | | 33.3% |
| C | 2 | | | | | | 50.0% | | | 50.0% |
| Total | 359 | | | | | | | | | |

## Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones does not have sufficient records of its assigned credit ratings in this class for the length of time necessary to produce a 10 year Transition/Default Matrix.

## Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | Other Outcomes during 12/31/2019-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | A1+ | A1 | A2 | A3 | B | C | Default | Paid off | Withdrawn (Other) |
| A1+ | 16 | 56.2% | 43.8% | | | | | | | |
| A1 | 41 | | 75.6% | 17.1% | | | | | | 7.3% |
| A2 | 8 | | 12.5% | 62.5% | 12.5% | | | | | 12.5% |
| A3 | 5 | | | 20.0% | 80.0% | | | | | |
| B | 3 | | | | | 33.3% | 66.7% | | | |
| C | 1 | | | | | | 100.0% | | | |
| Total | 74 | | | | | | | | | |

## Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | Other Outcomes during 12/31/2017-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | A1+ | A1 | A2 | A3 | B | C | Default | Paid off | Withdrawn (Other) |
| A1+ | 17 | 47.1% | 52.9% | | | | | | | |
| A1 | 37 | | 67.6% | 21.6% | | | | | | 10.8% |
| A2 | 10 | | 10.0% | 20.0% | 10.0% | | | | | 60.0% |
| A3 | 4 | | | 50.0% | 25.0% | | 25.0% | | | |
| B | 1 | | | | | | 100.0% | | | |
| C | 0 | | | | | | | | | |
| Total | 69 | | | | | | | | | |

## Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones does not have sufficient records of its assigned credit ratings in this class for the length of time necessary to produce a 10 year Transition/Default Matrix.

## Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)
(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | Other Outcomes during 12/31/2019-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | A1+ | A1 | A2 | A3 | B | C | Default | Paid off | Withdrawn (Other) |
| A1+ | 439 | 57.9% | 32.8% | 3.2% | 0.9% | | | | | 5.2% |
| A1 | 749 | 0.9% | 61.3% | 20.6% | 7.9% | 3.3% | 0.7% | | | 5.3% |
| A2 | 346 | | 8.4% | 41.6% | 23.7% | 10.1% | 5.5% | 1.2% | | 9.5% |
| A3 | 458 | | 0.7% | 4.6% | 50.8% | 23.1% | 9.0% | 1.3% | | 10.5% |
| B | 262 | | | 2.3% | 21.8% | 41.6% | 17.9% | 4.6% | | 11.8% |
| C | 119 | | | | 1.7% | 13.4% | 56.4% | 17.6% | | 10.9% |
| Total | 2373 | | | | | | | | | |

## Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | Other Outcomes during 12/31/2017-12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Credit Rating | Number of Ratings Outstanding | A1+ | A1 | A2 | A3 | B | C | Default | Paid off | Withdrawn (Other) |
| A1+ | 352 | 34.1% | 48.8% | 6.0% | 2.6% | 0.3% | | | | 8.2% |
| A1 | 699 | 1.0% | 46.9% | 21.3% | 10.2% | 4.6% | 2.3% | 0.7% | | 13.0% |
| A2 | 317 | | 9.1% | 19.2% | 23.0% | 10.4% | 8.2% | 2.2% | | 27.9% |
| A3 | 288 | | 1.0% | 5.6% | 21.2% | 19.8% | 12.2% | 3.1% | | 37.1% |
| B | 162 | | 1.9% | 3.7% | 5.6% | 18.5% | 24.7% | 6.8% | | 38.8% |
| C | 57 | | 3.5% | 1.8% | 1.8% | 12.3% | 33.2% | 28.1% | | 19.3% |
| Total | 1875 | | | | | | | | | |

## Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones does not have sufficient records of its assigned credit ratings in this class for the length of time necessary to produce a 10 year Transition/Default Matrix.

The rating definitions and the definition of default are presented below. They are also publicly available at the following web address: https://www.egan-jones.com/public/credit_ratings.aspx

## Long-Term Credit Rating Definitions

**AAA**
Egan-Jones expects AAA ratings to have the highest level of creditworthiness with the lowest sensitivity to evolving credit conditions.
**AA**
Egan-Jones expects AA ratings to have a higher level of creditworthiness with very low sensitivity to evolving credit conditions.
**A**
Egan-Jones expects A ratings to have the high level of creditworthiness with low sensitivity to evolving credit conditions.
**BBB**
Egan-Jones expects BBB ratings to have the moderate level of creditworthiness with moderate sensitivity to evolving credit conditions.
**BB, B, CCC, CC, and C**
Obligations rated 'BB,' 'B,' 'CCC,' 'CC,' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
**BB**
Egan-Jones expects BB ratings to have a low level of creditworthiness with high sensitivity to evolving credit conditions.
**B**
Egan-Jones expects B ratings to have a lower level of creditworthiness with higher sensitivity to evolving credit conditions.
**CCC**
Egan-Jones expects CCC ratings to have a lowest level of creditworthiness with highest sensitivity to evolving credit conditions.
**CC**
Egan-Jones expects CC ratings to have the lowest level of creditworthiness and some expectation of recovery.
**C**
Egan-Jones expects C ratings to have the lowest level of creditworthiness and little expectation of recovery.
**D**
An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

**Plus (+) or minus (-)**
The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
**NR**
This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

**Short-Term (Commercial Paper) Rating Definitions**

Egan-Jones views commercial paper and other short-term ratings to be of higher credit quality relative to an issuer’s senior unsecured debt provided the issuer is of reasonably strong credit quality - generally investment grade. Holders of commercial paper and other short term obligations have the opportunity to exit their exposure fairly frequently compared to the traditional debt investor.

The approach we use when rating commercial paper is to start with the issuer’s senior unsecured debt rating assigned by EJR and adjust the rating for additional sources of credit support. Typical sources of credit support include cash and marketable securities and the market value of the company’s shares; both provide potential sources for short-term liquidity. Ultimately, the rating assigned is based on our qualitative view of the issuer’s prospective ability to pay its obligations on time and in full.

**A-1**
A-1 ratings have the highest short-term creditworthiness.
**A-2**
A-2 ratings have a higher short-term creditworthiness.
**A-3**
A-3 ratings have moderate short-term creditworthiness.
**B**
B ratings have a low short-term creditworthiness.
**C**
C ratings have the lowest short-term creditworthiness.
**D**
A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

The rating history is publicly available at the following web address:

https://www.egan-jones.com/17g-7

For other annual certification documents, please visit

https://www.egan-jones.com/public/annual_certifications.aspx